06006125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 8 2006
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-24328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

SYDAN L. P.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2301
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

MAR 08 2006
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, DANIEL S. CURRAN, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

SYDAN L. P. as of

DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel S Curran
Signature

PARTNER
Title

Subscribed and sworn to before me this 28 day of February, 2006

Mary Fran Cleary
Notary Public

OFFICIAL SEAL
MARY FRAN CLEARY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/05/08

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SYDAN L. P.
(a Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2005

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Partners
Sydan L. P.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Sydan L. P. as of December 31, 2005. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sydan L. P. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

February 27, 2006

SYDAN L. P.
(a Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 55,175
Securities Owned, at Market Value		6,706,527
Due from Brokers		3,016,933
Accounts Receivable		86,965
Total Current Assets		$ 9,865,600
FIXED ASSETS		
Leasehold Improvements	$ 194,116	
Less - Accumulated Depreciation	92,223	
Net Fixed Assets		101,893
OTHER ASSETS		
Memberships (at cost - Market Value at December 31, 2005 is $210,000)	$ 269,600	
Investments	60,000	
Total Other Assets		329,600
TOTAL ASSETS		$10,297,093

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES		
Due to Broker		$2,348,246
Accounts Payable		772,005
Securities Sold, Not Yet Purchased, at Market Value		3,677,180
Options Sold, Not Yet Purchased, at Market Value		150
Total Current Liabilities		$6,797,581
PARTNERS' CAPITAL		
Partners' Capital	$7,507,749	
Net (Loss) for the Year	(3,986,065)	
Partners' Net Distributions	(22,172)	
Total Partners' Capital		3,499,512
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$10,297,093

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 - ORGANIZATION AND OPERATION

Sydan L.P., the Company, is a Limited Partnership which is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company is a market maker on the Chicago Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

Depreciation of the leasehold improvements is computed on a straight line basis over the life of the lease.

Investments

The investments represent investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. The investments at December 31, 2005 include:

50,000 Shares Preferred Stock - Penson Financial Services, Inc.	$50,000
Spear Leeds & Kellogg, L.P. Limited Partnership Interest	10,000
Total Investments	$60,000

Income Taxes

The Company's profits and losses are reflected directly on the partners' income tax returns. Accordingly, no federal or state income tax provision is made by the Company. However, the Company is liable for Illinois state replacement tax of 1.5% of net prescribed earnings.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

On March 1, 2001 the Company leased office space under a noncancellable lease which expires on January 31, 2011. The Company subleased part of this space to an affiliated company. However, the sublease to the affiliate can be terminated or extended with 180 days notice. The Company paid $47,288 in rent expense under the terms of this lease in 2005. The following is a schedule by year of future minimum rents due under the lease as of December 31, 2005:

Year Ending:	
December 31, 2006	$127,490
December 31, 2007	131,314
December 31, 2008	135,253
December 31, 2009	139,311
December 31, 2010	143,490
December 31, 2011	12,046
Total Lease Commitment	$ 688,904

Employees' Defined Benefit Pension Plans

The Company established a defined benefit pension plan through which the Company sets aside an amount each year which is calculated to provide retirement benefits to eligible employees. These contributions are made to a trust for the benefit of its eligible employees. The Defined Benefit Pension Plan is administered by an outside financial institution and annual contributions are determined by the Plan's actuaries. The Company's contribution to the plan for the year ended December 31, 2005 was $453,156. In addition, the Company's 401(k) Plan allows the Company's employees to make contributions based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% of the employees' contributions up to 45% of their qualified earnings. The Company's 401(k) Plan is administered by an outside financial institution. The Company's matching contribution to the plan, for the year ended December 31, 2005, was $33,100.

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The company has no open derivative financial positions at December 31, 2005.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2005 the Company had net capital and net capital requirements of $1,543,353 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 50%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2005 the Company subleased office space to an affiliated company. A Company partner is a stockholder of the affiliate. The Company has no outstanding affiliated accounts receivable or payable at December 31, 2005.

NOTE 8 - SUBSEQUENT EVENTS

On or about January 1, 2006 the Company was advised that the SEC is conducting an investigation entitled "In the Matter of Certain Specialists Trading on Regional and Options Exchanges (NY-7439)" concerning possible violations of federal securities laws and certain regional and options exchange rules concerning trading. In connection with that investigation the staff of the SEC requested a meeting on January 31, 2006 of the Company and a number of other firms that operate or operated as Specialists on the Chicago Stock Exchange as well as the voluntary production of certain information.

NOTE 8 - SUBSEQUENT EVENTS - CONTINUED

At the meeting, the SEC staff members stated that, based on a preliminary analysis, they believed that each of the Chicago Stock Exchange specialist firms represented at that meeting had committed trading violations and, advised each of the firms, including the Company, of an estimated range of amounts that they believed might be due from each such firm. As a result of certain inquiries made by representatives of the specialist firms, during the course of the meeting, it became apparent that the preliminary analysis alluded to by the staff was defective. The SEC staff stated that they would be re-doing the analysis to arrive at more accurate figures. The basis for the staff belief that violations had occurred was the preliminary analysis. Although some of the methodologies employed in making the analysis were mentioned, no evidence or results of such analysis were presented to any of the firms. Aside from the defects that were brought out at the meeting no information has been furnished by the SEC staff to be able to assess the validity, if any, of the preliminary analysis conducted on behalf of the SEC staff or whether in fact violations have occurred. Current management of the Company does not believe that violations have occurred which have not been cured. The Company is cooperating with the investigation.

NOTE 9 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements disclosed no material discrepancies. Therefore, no adjustments were required as of December 31, 2005.